UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 29, 2020

(Date of earliest event reported)

RSE ARCHIVE, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1920898
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #10COBB membership interests; Series #POTTER membership interests; Series #TWOCITIES membership interests; Series #FROST membership interests; Series #BIRKINBLEU membership interests; Series #SMURF membership interests; Series #70RLEX membership interests; Series #EINSTEIN membership interests; Series #HONUS membership interests; Series #75ALI membership interests; Series #71ALI membership interests; Series #APROAK membership interests; Series #88JORDAN membership interests; Series #BIRKINBOR membership interests; Series #33RUTH membership interests; Series #SPIDER1 membership interests; Series #BATMAN3 membership interests; Series #ROOSEVELT membership interests; Series #ULYSSES membership interests; Series #56MANTLE membership interests; Series #AGHOWL membership interests; Series #98JORDAN membership interests; Series #18ZION membership interests; Series #SNOOPY membership interests; Series #APOLLO11 membership interests; Series #24RUTHBAT membership interests; Series #YOKO membership interests; Series #86JORDAN membership interests; Series #RUTHBALL1 membership interests; Series #HULK1 membership interests; Series #HIMALAYA membership interests; Series #55CLEMENTE membership interests; Series #38DIMAGGIO membership interests; Series #BOND1 membership interests; Series #LOTR membership interests; Series #CATCHER membership interests; Series #SUPER21 membership interests; Series #BATMAN1 membership interests; Series #GMTBLACK1 membership interests; Series #BIRKINTAN membership interests; Series #61JFK membership interests; Series #50JACKIE membership interests; Series #POKEMON1 membership interests; Series #LINCOLN membership interests; Series #STARWARS1 membership interests; Series #56TEDWILL membership interests; Series #68MAYS membership interests; Series #TMNT1 membership interests; Series #CAPTAIN3 membership interests; Series #51MANTLE membership interests; Series #CHURCHILL membership interests; Series #SHKSPR4 membership interests; Series #03KOBE membership interests; Series #03LEBRON membership interests; Series #03JORDAN membership interests; Series #39TEDWILL membership interests; Series #94JETER membership interests; Series #2020TOPPS membership interests; Series #FANFOUR1 membership interests; Series #86RICE membership interests; Series #DAREDEV1 membership interests; Series #85MARIO membership interests; Series #TOS39 membership interests; Series #05LATOUR membership interests; Series #16SCREAG membership interests; Series #14DRC membership interests; Series #57MANTLE membership interests; Series #FAUBOURG membership interests; Series #SOBLACK membership interests; Series #GATSBY membership interests; Series #93DAYTONA membership interests; Series #09TROUT membership interests; Series #57STARR membership interests; Series #AF15 membership interests; Series #03KOBE2 membership interests; Series #JOBSMAC membership interests; Series #SPIDER10 membership interests; Series #ALICE membership interests; Series #16PETRUS membership interests; Series #62MANTLE membership interests; Series #BATMAN6 membership interests; Series #CLEMENTE2 membership interests; Series #79STELLA membership interests; Series #TKAM membership interests; Series #SUPER14 membership interests; Series #DIMAGGIO2 membership interests; Series #13BEAUX membership interests; Series #88MARIO membership interests; Series #ANMLFARM membership interests; Series #NASA1 membership interests; Series #00BRADY membership interests; Series #85NES membership interests; Series #04LEBRON membership interests; Series #85JORDAN membership interests; Series #69KAREEM membership interests; Series #59JFK membership interests; Series #JUSTICE1 membership interests; Series #GRAPES membership interests; Series #GOLDENEYE membership interests; Series #03LEBRON2 membership interests; Series #34GEHRIG membership interests; Series #98KANGA membership interests; Series #06BRM membership interests; Series #MOONSHOE membership interests; Series #DUNE membership interests; Series #86FLEER membership interests; Series #58PELE2 membership interests; Series #WILDGUN membership interests; Series #18LAMAR membership interests

(Securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On December 29, 2020, RSE Archive, LLC, a Delaware limited liability company (the “Company”), sold the Series 1988 Super Mario Bros. 2, that is the Underlying Asset for Series #88MARIO, for $60,000 versus the Series #88MARIO initial offering price of $30,000. The sale contains no other material terms and conditions.

The asset manager of the Series #88MARIO, has been elected as liquidator and will distribute to members of Series #88MARIO all of the remaining assets (which consist only of cash) of Series #88MARIO, after making provision for taxes and other liabilities of the Series #88MARIO. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members for Series #88MARIO, net of any outstanding taxes and other liabilities, the manager of Series #88MARIO intends to terminate and wind up the series because the Series #88MARIO no longer have any assets or liabilities.

ITEM 9. OTHER EVENTS

On December 29, 2020, RSE Archive, LLC, a Delaware limited liability company (the “Company”), sold the Series 2018 National Treasures Lamar Jackson Card, that is the Underlying Asset for Series #18LAMAR, for $88,500 versus the Series #18LAMAR initial offering price of $62,000. The sale contains no other material terms and conditions.

The asset manager of the Series #18LAMAR, has been elected as liquidator and will distribute to members of Series #18LAMAR all of the remaining assets (which consist only of cash) of Series #18LAMAR, after making provision for taxes and other liabilities of the Series #18LAMAR. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members for Series #18LAMAR, net of any outstanding taxes and other liabilities, the manager of Series #18LAMAR intends to terminate and wind up the series because the Series #18LAMAR no longer have any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE ARCHIVE, LLC

By: RSE Markets, Inc., its managing member

By: /s/ George Leimer

Name: George Leimer

Title: Chief Executive Officer

Dated: December 30, 2020